UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 08, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON FEBRUARY 28, 2013

Date, Time and Place: Held on February 28, 2013, at 8:30 AM, at L’Hotel, located at Alameda Campinas, 266, Jardim Paulista, City and State of São Paulo.

Call notice: The members of the Board of Directors in office were duly noticed in accordance with the Company’s Bylaws.

Attendance: The totality of the members of the Board of Directors : José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva; Alexandre Silva D’Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo and Raul Calfat.

Presiding:                                      José Luciano Duarte Penido — Presiding Chairman of the Board of Directors.

Claudia Elisete Rockenbach Leal — Secretary

Agenda: (i) to approve, as per the Personnel and Remuneration Committee’s recommendation, the Grant of Officers Plan (outorgas da Diretoria) for the financial year of 2013; and (ii) to approve adjustments and to ratify the Company’s budget for the fiscal year of 2013.

Resolutions:  After discussion and analysis of the matters included on the agenda, the following resolutions were passed by the unanimous vote of the attending Directors:

(i)                                     Approve, as per the Personnel and Remuneration Committee’s recommendation, the Grant of Long-Term Incentive Plan for the financial year of 2013 for the Company’s Officers. Also, was approved the Long-Term Incentive Plan guidelines for future years, as previously evaluated and recommended by this Committee, were also approved.

(ii)              Approve the adjustment of the Company’s budget for the fiscal year of 2013, brought about the higher sales in 2012, which create the need to review the volume and the sales curve in 2013, creating impact on financial indicators.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the those members of the Board present. Attendance: José Luciano Duarte Penido — Chairman of the Board of Directors and Chair of the Meeting;; Alexandre Gonçalves Silva; Alexandre Silva D´Ambrósio; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; José Armando de Figueiredo Campos; Julio Cesar Maciel Ramundo; and Raul Calfat.e Claudia Elisete Rockenbach Leal — Secretary

São Paulo, February 28, 2013

We certify that the present instrument is a true copy of the Minutes of the Ordinary Board of Directors Meeting held on February 28, 2013, recorded in the appropriate book.

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 08, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO